                                                                                                                                                                                                                                                                   450 Wireless Blvd.

NORTHERN LIGHTS FUND TRUST                                                                                                                                                      Hauppauge, New York 11788

Emile R. Molineaux

Secretary

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

November 30, 2007

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn : Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust (the “Registrant”), on behalf of the Alpha Fund (the “Fund”)

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to James Ash on Monday, November 5, 2007, with respect to the above-referenced filing (“October 3, 2007 485(a) Filing”).  Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment 1:	In the “Principal Risks” section, the last risk is illegible. Please restate what this risk is.
Response:

The final principal risk states the following:

Short History of Operations.  The Fund is a recently formed mutual fund and has a short history of operation.  In addition, the adviser has limited experience managing a mutual fund.

Comment 2:

In the “Financial Highlights” table, the last footnote states that “[t]he ratios of expenses and the net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of the underlying investment companies in which the Fund invests.”

Net investment income should include underlying fund expenses.  Please explain why this footnote is worded this way or delete the reference to net investment income from said footnote.

Response:

At the request of the Fund’s independent auditors, this footnote was worded this way pursuant to section 7.75-C of the AICPA Audit and Accounting Guide, which reads as follows:

“Funds-of-funds should compute the expense and net investment income ratios using the expenses presented in the fund’s statement of operations.  Therefore, funds-of-funds typically should compute these ratios based on the net investment income an expense items at the fund-of-funds level only.  Adequate disclosure should be made so that it is clear to users that the ratios do not reflect the funds-of-funds’ proportionate share of income and expenses of the underlying investee funds.”

Annual Report

Comment 1:	Pursuant to Rule 22(b)-7 of Form N-1A, please add more discussion in the letter to shareholders relating to the factors that materially affected the Fund’s performance for the preceding year.
Response:

Each letter to shareholders that is filed by the Registrant in the future will contain more detailed discussion relating to the factors that materially affected the Fund’s performance for the preceding year.

Comment 2:	Under “STATEMENT OF OPERATIONS,” please disclose the source of the Fund’s investment income.
Response:	The Fund’s investment income includes dividends from the SPDR Trust Series I and interest from the Milestone Treasury Obligation Portfolio.
Comment 3:

In the “Financial Highlights” table, the last footnote states that “[t]he ratios of expenses and the net investment income to average net assets do not reflect the Fund’s proportionate share of income and expenses of the underlying investment companies in which the Fund invests.”

Net investment income should include underlying fund expenses.  Please explain why this footnote is worded this way or delete the reference to net investment income from said footnote.

Response:

At the request of the Fund’s independent auditors, this footnote was worded this way pursuant to section 7.75-C of the AICPA Audit and Accounting Guide, which reads as follows:

“Funds-of-funds should compute the expense and net investment income ratios using the expenses presented in the fund’s statement of operations.  Therefore, funds-of-funds typically should compute these ratios based on the net investment income an expense items at the fund-of-funds level only.  Adequate disclosure should be made so that it is clear to users that the ratios do not reflect the funds-of-funds’ proportionate share of income and expenses of the underlying investee funds.”

Comment 4:	Under “EXPENSE EXAMPLES,” please explain why example numbers were not provided for the Fund’s service class of shares.
Response:	The service class shares were not operational during the year.

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/ Emile R. Molineaux

Secretary

Northern Lights Fund Trust